UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2026

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C,

pavimento superior, Globaltech,

Campinas – State of São Paulo

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____ Form 40-F ________

CI&T Inc

FORM 6-K

Annual General Meeting

New York - April 27, 2026 - CI&T (NYSE: CINT, “Company”), a global partner in tech-integrated business solutions, announces that its Annual General Meeting of Shareholders (the “General Meeting”) is to be held on May 26, 2026.

The meeting will be held in a hybrid format at CI&T Software S.A. offices in Campinas, Brazil, and virtually via Zoom Link. The record date for the determination of shareholders entitled to vote at the General Meeting is April 24, 2026.

The AGM is convened to consider and approve the following ordinary resolutions:

  "As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2025 be approved and ratified."
  "As an ordinary resolution, that Marcelo Dodsworth Penna be appointed as a director of the Company to serve for an unlimited term in accordance with the Amended and Restated Memorandum and Articles of the Company."

Marcelo Dodsworth Penna is being appointed to succeed Patrice Philippe Nogueira Baptista Etlin, who resigned on April 2, 2026. Mr. Penna has been appointed by the Company's board of directors as an interim director since that date.

Mr. Penna is a Director at Advent International, where he is responsible for covering Financial Services and Technology investments in Brazil. Prior to joining Advent in 2020, he worked at UBS Pactual and, from 2009 to 2020, he worked at Vinci Partners, where he was a partner focusing on private equity investments in retail, business services and TMT. Mr. Penna currently serves on the boards of other Advent portfolio companies such as Ebanx and SkyOne, with past experience on the boards of Burger King do Brasil, Vero Internet, Grupo CBO and Fortbras. He holds a Law degree from Universidade do Estado do Rio de Janeiro and an MBA from Columbia Business School. Mr. Penna has closely monitored CI&T’s strategic development and performance since its Initial Public Offering (IPO) and possesses a comprehensive understanding of the Company’s business operations.

The convening notice containing the details for the General Meeting and the form of proxy for use in connection with the General Meeting are attached as Exhibits below.

Exhibits

1.	Notice of Annual General Meeting of the Company
2.	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2026

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer

CI&T Inc

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that the Company will hold its Annual General Meeting (the "AGM") on May 26th, 2026 at 3 pm (São Paulo time). The meeting will be held in a hybrid format at CI&T Software S.A. offices in Campinas, Brazil, and virtually via Zoom.

  Location: Estrada Giuseppina Vianelli di Napolli, nº 1455, Bloco C, Pavimento Superior - Globaltech, Polo II de Alta Tecnologia, CEP 13086-530, Campinas, São Paulo, Brazil.
  Virtual Attendance: https://ciandt.zoom.us/j/83439190160?pwd=vcqefPebiO2Z9qYaahLbtwDqQh2vXF.1

The AGM is convened to consider and, if thought fit, approve the following ordinary resolutions:

  "As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2025 be approved and ratified."
  "As an ordinary resolution, that Marcelo Dodsworth Penna be appointed as a director of the Company to serve for an unlimited term in accordance with the Amended and Restated Memorandum and Articles of the Company."

The AGM will also serve as an opportunity for shareholders to discuss the Company's affairs with management.

Record Date and Voting Eligibility

The board of directors of the Company (the “Board”) has set the close of business (São Paulo time) on April 24th, 2026 as the record date (the “Record Date”) for the AGM. Only shareholders of record of Class A and Class B common shares of the Company on the Record Date are entitled to receive notice of, attend, and vote at the AGM or any adjournments.

Access and Documentation

Virtual Access: To receive the required access code for the virtual meeting, shareholders or their proxies or representatives must email the Company’s Investor Relations Department at investors@ciandt.com. The Company may request identity verification before providing access.

Annual Report: The Company’s 2025 Annual Report (Form 20-F) was filed with the U.S. Securities and Exchange Commission (the "SEC") on March 11, 2026 (the “Annual Report”). Shareholders may obtain a copy of the Annual Report, free of charge, from the Company’s website at https://investors.ciandt.com/investors-info/financials/sec-filings/default.aspx or the SEC’s website at www.sec.gov, or by emailing the Company’s Investor Relations Department at investors@ciandt.com.

Director Nominee Profile

Marcelo Dodsworth Penna is being appointed to succeed Patrice Philippe Nogueira Baptista Etlin, who resigned on April 2, 2026. Mr. Penna has been appointed by the Company's board of directors as an interim director since that date.

Mr. Penna is a Director at Advent International, where he is responsible for covering Financial Services and Technology investments in Brazil. Prior to joining Advent in 2020, he worked at UBS Pactual and, from 2009 to 2020, he worked at Vinci Partners, where he was a partner focusing on private equity investments in retail, business services and TMT. Mr. Penna currently serves on the boards of other Advent portfolio companies such as Ebanx and SkyOne, with past experience on the boards of Burger King do Brasil, Vero Internet, Grupo CBO and Fortbras. He holds a Law degree from Universidade do Estado do Rio de Janeiro and an MBA from Columbia Business School. Mr. Penna has closely monitored CI&T’s strategic development and performance since its Initial Public Offering (IPO) and possesses a comprehensive understanding of the Company’s business operations.

Board Recommendation

The Board recommends that shareholders of the Company vote “FOR” all resolutions at the AGM.

Your vote is important. Whether or not you plan to attend the AGM, please promptly complete, date, sign, and return the enclosed proxy card according to the provided instructions (together with any applicable power of attorney or other authority, or a copy of such power or authority certified by a notary).

By order of the Board

/S/ Brenno Raiko de Souza__

Director - Brenno Raiko de Souza

Date: April 2, 2026

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU REVOKE YOUR PROXY, ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her behalf.
2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolution to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.
3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy and mail it in accordance with the instructions printed on such form of proxy (together with any applicable power of attorney or other authority, or a copy of such power or authority certified by a notary), or send copies of the foregoing to the Company’s Investor Relations Department by email at investors@ciandt.com, in each case marked for the attention of Eduardo Galvão, not later than 10:30 am (São Paulo time) the business day prior to the date of the AGM or adjourned AGM. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.
4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who casts a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.
5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and may vote a share or any or all such shares either for or against a resolution and/or abstain from voting a share or any or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or any or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.
6	No business shall be transacted at the AGM unless a quorum is present at the time when the meeting proceeds to business. One or more shareholders holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy, or by its duly authorized representative, shall constitute a quorum.

0 ------------------ .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 CI&T INC (the "Company") FORM OF PROXY FOR SHAREHOLDERS I/We _________________________________________________________________________ Please Print Name(s) of ___________________________________________________________________________ Please Print Address(es) being (a) shareholder(s) of the Company with ____________ Class A Common Shares and/or _______ Class B Common shares respectively hereby appoint ________________________________ of ___________________________________________ or failing him/her ________________________________ of ___________________________________________ or failing him/her the duly appointed chairman of the AGM (the "Chairman") as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held on 26 May 2026, at 03:00 pm (São Paulo time) at the offices of CI&T Software S.A. located at Estrada Giuseppina Vianelli di Napolli, nº 1455, Bloco C, Pavimento Superior - Globaltech, Polo II de Alta Tecnologia, CEP 13086-530, Campinas, São Paulo, Brazil, and virtually at the following link ciandt.zoom.us/j/83439190160?pwd=vcqefPebiO2Z9qYaahLbtwDqQh2vXF.1, and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the AGM as indicated on the reverse side: (Continued and to be signed on the reverse side) 1.1 ANNUAL GENERAL MEETING OF CI&T INC May 26, 2026 Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00030300000000001000 7 052626 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access. MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. 1. As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2025 be approved and ratified. 2. As an ordinary resolution, that Marcelo Dodsworth Penna be appointed as a director of the Company to serve for an unlimited term in accordance with the Amended and Restated Memorandum and Articles of the Company In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1 and 2. FOR AGAINST ABSTAIN Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Vote online until 11:59 pm Eastern Time the day before the meeting. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the Annual General Meeting. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access. VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the virtual meeting, please visit the website: ciandt.zoom.us/j/83439190160?pwd=vcqefPebiO2Z9qYaahLbtwDq Qh2vXF.1 PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 00030300000000001000 7 052626 COMPANY NUMBER ACCOUNT NUMBER ANNUAL GENERAL MEETING OF CI&T INC May 26, 2026, 2:00 pm Eastern Time (3:00 pm São Paulo time) MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. 1. As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2025 be approved and ratified. 2. As an ordinary resolution, that Marcelo Dodsworth Penna be appointed as a director of the Company to serve for an unlimited term in accordance with the Amended and Restated Memorandum and Articles of the Company In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1 and 2. FOR AGAINST ABSTAIN